Filed by: Crestwood Equity Partners LP

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Oasis Midstream Partners LP

Commission File Number: 001-38212

The following communication is being filed in connection with the proposed merger of Crestwood Equity Partners LP (“Crestwood”) and Oasis Midstream Partners LP (“Oasis Midstream”).

The following is a transcript of a recorded webcast by the President and Chief Executive Officer of Crestwood on October 26, 2021.

Robert G. Phillips, Chairman, President, and Chief Executive Officer, Crestwood: Good morning Crestwood, thanks for joining me. It is an exciting day with some big announcements.

As you may know, we just announced that we have acquired Oasis Midstream Partners for $1.8 billion. They are a premier Bakken gathering and processing company, and we are really excited about this transaction. It is going to continue to push Crestwood forward as one of the leading midstream MLP’s in the business.

So, let me give you some quick highlights of the deal. I know that I will have a chance to visit with many of you at the town hall later in the day, but I wanted to reach out and just give you some of my thoughts about why this is an important transaction for Crestwood.

Number one, we are buying a significant oil, gas, and water business that physically connects to our Arrow system in the Bakken. And we are also buying a small but strategically located oil and water gathering business down in the Delaware, which is just a few miles from our Orla and Nautilus assets. So real good synergy there— makes great map.

Number two, it expands our Bakken position. We now have over twelve hundred drilling locations. That is about twenty years of inventory at the current pace of drilling and this combination will make us the number two gatherer processor in the Bakken behind ONEOK. I love the idea that we have grown our Bakken business since we bought Arrow back in 2013. This is a lot of years of hard work by Curt and the team up there and Diaco and the commercial guys that is going to give them a totally different platform to play with up in the Bakken, so we are going to be a major player up there.

The transaction certainly checks all of our financial metrics. Robert Halpin and the finance team have done a great job, and Will Moore and the corp. dev team in negotiating this.

Most importantly this transaction gets us bigger, better, and stronger, but maintains our very strong balance sheet position. We will be able to keep our leverage at 3.5x EBITDA and that is a result of this deal being largely a stock for stock transaction with a little bit of cash involved— so kudos to the finance team for that. As we blend these two companies together, the combined company will have a pro forma cash flow of over $820 million for pro forma 2021. And we expect that cash flow to continue to grow steadily from there in the years in the future. And importantly, this transaction is accretive to what Crestwood would have done on its own, meaning that we are going to see an increase in distributable cash flow per unit, and that has allowed us to agree to increasing the distribution by 5%. So, we will be increasing our quarterly distribution by 12.5 cents a year up to $2 and 62.5 cents on an annual basis after we close this transaction.

It also adds another great producer to our tremendous G&P portfolio as we will add Oasis Petroleum, which is one of the largest Bakken producers, and we will be the largest midstream service provider to Oasis. They will own a bunch of our stock, we will have a strong alignment of interests, and I know the two management teams will work very well together as they plan their very active drilling and development program in the Bakken over the next few years. We will be there to build out gathering and compression and processing capacity for them, so excited about that.

This transaction is exciting, and it represents a significant milestone for us, as we note in the letter to you. We have been on this path for years. 2021 is going to wind up being one of the most important years ever, as we close the First Reserve buyout earlier in the year, the strategic sale of Stagecoach to pay down our debt, and now a significant addition to our gathering and processing business in both the Bakken as well as the Delaware.

We are right on track and we are doing a great job. We could not do it without all the great work that you all do in the field and in the office, continue to support in our strategies for growing in our own footprint in the three areas where we operate, which is Bakken, Powder, and Delaware. So exciting time, hope you all are thinking about this and what role you will play in the integration. Everybody will be involved—this is an all company transaction. We think this transaction will make Crestwood bigger, better, and stronger. We are really excited about rolling this out to the market. So, thanks for all that you do, continue to work safely. These are going to be great assets to add to our portfolio. And thanks a lot, we will talk to you soon in the employee town hall.

Forward-Looking Statements

This transcript contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities and Exchange Act of 1934. The words “expects,” “believes,” “anticipates,” “plans,” “will,” “shall,” “estimates,” and similar expressions identify forward-looking statements, which are generally not historical in nature. Forward-looking statements, including statements regarding the anticipated completion of the proposed transaction and the timing thereof, the expected benefits of the proposed transaction to our unitholders, and the anticipated impact of the proposed transaction on the combined business and future financial and operating results, are subject to risks and uncertainties and are based on the beliefs and assumptions of management, based on information currently available to them. Although Crestwood believes that these forward-looking statements are based on reasonable assumptions, it can give no assurance that any such forward-looking statements will materialize. Important factors that could cause actual results to differ materially from those expressed in or implied from these forward-looking statements include the risks and uncertainties described in Crestwood’s reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K and its subsequent reports, which are available through the SEC’s EDGAR system at www.sec.gov and on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s view only as of the date made, and Crestwood assumes no obligation to update these forward-looking statements.

No Offer or Solicitation

This communication relates to the proposed transaction between Oasis Midstream and Crestwood. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where You Can Find It

In connection with the proposed transaction, Crestwood will file a registration statement on Form S-4, including a preliminary consent statement/prospectus for the unitholders of Oasis Midstream with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND UNITHOLDERS OF CRESTWOOD AND OASIS MIDSTREAM ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PRELIMINARY CONSENT STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. The definitive consent statement/prospectus, when available, will be sent to unitholders of Oasis Midstream in connection with the solicitation of consents of Oasis Midstream unitholders relating to the proposed transactions. Investors and unitholders may obtain a free copy of the preliminary or definitive consent statement/prospectus (each when available) filed by Crestwood or Oasis Midstream with the SEC from the SEC’s website at www.sec.gov. Unitholders and other interested parties will also be able to obtain, without charge, a copy of the preliminary or definitive consent statement/prospectus and other relevant documents (when available) from Crestwood’s website at https://www.crestwoodlp.com/investors/ or from Oasis Midstream’s website at http://oasismidstream.investorroom.com.

Participants in the Solicitation

Crestwood, Oasis Midstream and their respective directors, executive officers and general partners, and Oasis Petroleum and its directors and executive officers, may be deemed to be participants in the solicitation of consents from the unitholders of Oasis Midstream in respect of the transactions. Information about these persons is set forth in the Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 26, 2021, Oasis Midstream’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 8, 2021, and subsequent statements of changes in beneficial ownership on file for each of Crestwood and Oasis Midstream with the SEC. Unitholders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ unitholders generally, by reading the preliminary or definitive consent statement/prospectus, or other relevant documents regarding the transaction (if and when available), which may be filed with the SEC.